Mail Stop 3561

June 8, 2006

Alexander Ibsen, President
Grosvenor Explorations, Inc. c/o
Empire Stock Transfer Inc.
7521 West Lake Mead Blvd.
Las Vegas, N.V. 89128

> **Re: Grosvenor Explorations, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed May 18, 2006**
> **File No. 333-132681**

Dear Mr. Ibsen:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Report of Independent Registered Public Accounting Firm, page 54

1. It does not appear that the dual-dating of the report complies with AU Section 530.05. Please advise or revise.

2. Please revise the fourth paragraph to characterize the correction of the classification of accounts payable – related parties in the consolidated statements of cash flows as a correction of an error as opposed to a reclassification. Please refer to paragraph 13 of APB 20. This paragraph should also be revised to remove the statement that the correction had no effect on cash flows given that the correction had the effect of decreasing cash flows from operating activities and increasing cash flows from investing activities. Please do so. Please also revise to refer to the correction of earnings per share data. Refer to the following comment.

Notes to Financial Statements, page 59

Note 6 – Reclassification, page 62

3. We note your response to comment 5 in our letter dated May 12, 2006 and the revisions to your financial statements and related disclosures. It does not appear

that the revised disclosures properly characterize the restatement of cash flows from operating and financing activities or address the restatement of earnings per share data. Please revise to:

- label the note in a manner that properly characterizes the adjustments, such as "Restatements" or "Corrections of Errors;"

- characterize the restatement of cash flows as an error correction as opposed to a reclassification;

- disclose that earnings per share as previously reported was restated to retroactively reflect for all periods presented the nominal issuance of common stock to directors disclosed in Note 5; and

- disclose the effects of the corrections on cash flows from operating and financing activities, the weighted average number of shares of common stock used to compute basic and diluted earnings per share and basic and diluted earnings per share for each period presented.

The additional disclosures should summarize cash flows from operating and financing activities and earnings per share data as previously reported, the effect of the error corrections and the as restated amounts.

Consolidated Statements of Cash Flows, page 58

4. Please label the first and third columns "As Restated."

Exhibits, page 64

5. Please file a revised Exhibit 11 reflecting earnings per share data, as restated, for all periods presented.

Exhibit 23.1

6. We note that the consent does not include a reference to the statements of operations, change in stockholders' equity and cash flows for the one month ended June 30, 2005. We also note that the consent does not reflect the dual-dating of the audit report. Please revise as appropriate.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to

Alexander Ibsen
Grosvenor Explorations, Inc.
June 8, 2006
Page 3

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Cannarella, Staff Accountant, at 202- 551-3337 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Conrad C. Lysiak, Esq.
         Fax: 509-747-1770